EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

KOREA THRUNET CO., LTD.
(Name of the Registrant)

1337-20, Seocho-2 dong
Seocho-ku, Seoul
Korea 137-751
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K, a press release dated August 30, 2002, announcing the issuance of new shares as a result of the conversion of bonds into equity by TriGem Computers, Inc. and Naray & Company, Inc.

thrunet

FOR IMMEDIATE RELEASE

CONTACT IN KOREA
Korea Thrunet Co., Ltd.
Yong S. Lee
Investor Relations
welcome@corp.thrunet.com
822-3488-8058

CONTACT IN U.S.
Thomson Financial Corporate Group
Jennifer Angell
Investor Relations
jennifer.angell@tfn.com
212-807-5137

Korea Thrunet Announces the Issuance of New Shares

- Conversion of Bonds into Equity by Trigem and Naray & Company -

Seoul and New York, August 30, 2002 – Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services and enterprise network services in Korea, today announced that the Company has issued new equity shares in the aggregate amount of KRW 88.8 billion to TriGem Computers, Inc. ("Trigem") and Naray & Company, Inc. ("Naray"). Both Trigem and Naray have agreed to convert their bonds, in the amount of KRW 59.2 billion and KRW 29.6 billion, respectively, into equity shares. After the issuance of the new shares, Trigem and Naray's stakes in the Company have increased to 32% from 14% and to 17% from 9%, respectively.

After getting approval from shareholders in an extraordinary shareholders meeting on August 2, 2002, the Company contacted its major creditors who maintained more than KRW 10 billion in bond holdings of Thrunet, asking their willingness to participate in a debt-to-equity conversion. Both Trigem and Naray elected to participate in the capital increase of the Company.

The Company stressed that the recently announced asset sales program, which has aggregated approximately KRW 440 billion to date including the sale of its leased line assets to be completed within the third quarter of this year, has been successful so far, and has resulted in additional reduction of KRW 88.8 billion in its debt, which will greatly enhance the financial stability of the Company.

Sang Woo Kim, Senior Vice President of the Company stated, "We are very pleased with the results of our recent restructuring plans, including the debt-to-equity conversion by our major shareholders. We have almost completed the first phase of our restructuring plan to sell assets, and this debt-to-equity conversion will further improve our balance sheet. Going forward, we will concentrate on raising foreign capital, which will conclude the final stage of our corporate restructuring efforts."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services and enterprise network services in Korea. The first to offer broadband Internet services in Korea, with 1,305,779 paying end-users at the end of July 2002, Korea Thrunet's network currently passes over 8.3 million homes. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access. On the enterprise network side, Korea Thrunet provides dedicated leased line services, including IP-based value-added services, to more than 1,000 corporate customers, with major Korean telecommunications companies such as SK Telecom accounting for a substantial majority of enterprise network revenues.

This release may contain forward-looking statements that are subject to risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able

to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.
Phone: 822-3488-8058 Fax: 822-3488-8511 http://www.thrunet.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Thrunet Co., Ltd.

Date: September 2, 2002

By: /s/ Yong S. Lee
Name: Yong S. Lee
Title: Head of IR Team